FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry Officially Unveils BlackBerry® Z3, Jakarta Edition BlackBerry Opens BlackBerry 10 Operating System to Multiple MDM Platforms	3. 3.

Document 1

  NEWS RELEASE
May 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Officially Unveils BlackBerry® Z3, Jakarta Edition

First BlackBerry ‘Built for Indonesia’ will be in stores from May 15th, 2014

JAKARTA, INDONESIA – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today introduced the new BlackBerry® Z3, Jakarta Edition at a launch event in Jakarta, Indonesia. The BlackBerry Z3, Jakarta Edition, will be available to customers from May 15, 2014. The device is expected to retail through authorized partners at a price of IDR 2,199,000.

The BlackBerry Z3, Jakarta Edition is built exclusively for Indonesia and provides BlackBerry users more ways to connect and share, with an experience built on reliable, secure communications. BlackBerry Z3, Jakarta Edition will keep Indonesian users better connected and more productive with a 5” display, long lasting battery and the best Bahasa typing experience on a touchscreen. A limited edition model featuring the inscription “Jakarta” on the back of the device will be available for a limited period, to commemorate the launch of the first BlackBerry smartphone built specifically for the Indonesia market.

BlackBerry Z3, Jakarta Edition users will also be able to enjoy content exclusive to Indonesia on their device, including a special set of BBM™ Stickers featuring local characters, The Punakawan, by Indonesian illustrator Susilo Saptoady.  The Punakawan Stickers are available exclusively for BlackBerry Z3, Jakarta Edition users and are free for a limited time. In addition, BlackBerry Z3 users will be able to join local BBM Channels and get more updates from their favorite brands, communities and opinion leaders.

In Jakarta, Indonesia to launch BlackBerry Z3, Jakarta Edition, John Chen, Executive Chairman and CEO, BlackBerry, said: “BlackBerry has changed the way millions of people around the world stay connected. From conception to delivery, the BlackBerry Z3, Jakarta Edition was designed specifically with our Indonesian customers in mind. This device gives users more ways to connect, share and communicate, providing the best tool for secure, reliable communications and collaboration with friends, family and co-workers. Priced affordably, the BlackBerry Z3, Jakarta Edition will extend the full capabilities of the BlackBerry 10 Operating System version 10.2.1 experience for a new generation of customers in Indonesia.”

The new BlackBerry Z3, Jakarta Edition will be available at all BlackBerry Lifestyle stores in Indonesia as well as authorized partners for BlackBerry Z3, PT. Teletama Artha Mandiri (TAM) and PT. Mitra Telekomunikasi Selular (MTS).

For more information about the BlackBerry Z3, please visit www.blackberry.com/blackberryz3.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
+1-347-439-5317
kyi@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

  NEWS RELEASE
May 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Opens BlackBerry 10 Operating System to Multiple MDM Platforms

AirWatch, Citrix and IBM intend to manage BlackBerry 10 devices

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that it will enable mobile device management (MDM) companies to directly manage devices with the BlackBerry 10 operating system.

AirWatch, Citrix and IBM have expressed their intent to be the first companies to work with BlackBerry to enable a more open mobility ecosystem. In doing so, BlackBerry will provide organizations with more options to embrace multi-operating system mobile environments by enabling other MDM companies to manage BlackBerry 10 devices.

According to Gartner, “Mobile device management (MDM) remains a top priority for IT buyers, and investment levels are growing steadily. Competition among players drives commoditization.”1 Gartner also notes, “Proliferation of and demand for workplace mobility necessitate the need for quality and flexible management tools.”2 As a result of this demand, BlackBerry is working with the companies listed above to offer customers the most flexible solution to support a broader enterprise mobility strategy.

“Offering the end-to-end secure solutions valued by our customers in government and other regulated industries remains central to our strategy; however BlackBerry understands the opportunity and importance of opening our BlackBerry 10 software,” said Ron Louks, President of Devices and Emerging Solutions, BlackBerry. “This is a natural next step in our enterprise strategy as we seek to provide our customers with maximum choice in how they will meet the full array of employee mobility needs.”

“The enterprise mobility landscape continues to rapidly evolve, and BlackBerry represents a valued addition to our partner ecosystem,” said Kevin Keith, Director of Business Development, AirWatch by VMware®. “The integration of the BlackBerry 10 operating system into the comprehensive AirWatch Enterprise Mobility Management Platform™ will empower our customers and partners to fully manage any device in their mobile fleet from a single console.”

1 Gartner, IT Market Clock for Enterprise Mobility, 2013, Monica Basso, Bryan Taylor, September 6, 2013.
2 Gartner, Mobile Device Management Opens a Gateway to Expanded Footprint for IT Operations Management Providers, Laurie Wurster, Asheesh Raina, January 27, 2014.

“At Citrix, our vision is to deliver mobile workspaces to users anywhere, any time and on any device. As an industry EMM leader, Citrix XenMobile extends support to all enterprise devices. We have long supported BlackBerry OS devices, and the new BlackBerry 10 APIs create exciting possibilities,” said Chris Fleck, Vice President of Mobility Solutions & Alliances, Citrix.

BlackBerry will continue to offer its multi-platform EMM solution BlackBerry Enterprise Service 10 (BES10), which manages and secures corporate-owned and BYOD BlackBerry, iOS and Android devices. BlackBerry intends to launch BES12 in late 2014, adding Windows Phone 8 support.

For more information about BES10, visit www.bes10.com.

For more information about the BlackBerry EZ Pass program that offers a free upgrade path for existing BlackBerry customers to move to BES10 and BES12, visit www.blackberry.com/ezpass.

For more information about BlackBerry 10, visit www.blackberry.com/blackberry10OS.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Kara Yi
BlackBerry Media Relations
+1-347-439-5317
kyi@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

VMware, AirWatch and AirWatch Enterprise Mobility Management Platform are registered trademarks or trademarks of VMware, Inc. or its subsidiary in the United States and other jurisdictions. VMware and AirWatch are registered trademarks or trademarks of VMware, Inc. or its affiliates in the United States and other jurisdictions. The use of the word “partner” or “partnership” does not imply a legal partnership relationship between VMware and any other company.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 13, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer